

Cody Wilson · 3rd

Chief Technology Officer at Altair Interactive

Durham, North Carolina, United States ·

Contact info

356 connections

Message More

Altair Interactive

Experience

Chief Technology Officer
Altair Interactive · Full-time
Jul 2020 – Present · 1 yr 1 mo

Cengage
3 yrs

Manager of Platform Operations
Aug 2018 – Dec 2020 · 2 yrs 5 mos
Raleigh-Durham, North Carolina Area

Transitioning from individual contributor to leader, I enable a strong team of systems engineers and database administrators keeping the lights on for a rapidly growing higher education software as a service platform. W ...see more

Senior Systems Engineer
Jan 2018 – Aug 2018 · 8 mos
Raleigh, North Carolina

Senior Production Support Engineer - Watson Health

IBM
Feb 2017 – Dec 2017 · 11 mos
Research Triangle Park, NC

I helped lead a recently acquired division of IBM's Watson Health Life Sciences pillar to build a new, highly available infrastructureto host their suite of platforms that manage clinical trials. Combining the proven virtualization ...see more

Transportation Insight

3 yrs 2 mos

Systems Engineer
Feb 2015 – Feb 2017 · 2 yrs 1 mo
Hickory/Lenoir, North Carolina Area

I designed, implemented and maintained the IT infrastructure for a transportation and logistics solution provider. Supported infrastructure spanned 3 datacenters, with 2 primary campuses and 6 remote offices, and 2 discrete pul ...see more

Data Engineer
Jan 2014 – Feb 2015 · 1 yr 2 mos
Hickory/Lenoir, North Carolina Area

I designed, implemented and maintained the IT infrastructure for a transportation and logistics solution provider. Supported infrastructure spanned 3 datacenters, with 2 primary campuses and 6 remote offices, and 2 discrete pul ...see more

Senior Technician

DCS Computer Services
Jan 2013 – Jan 2014 · 1 yr 1 mo
Davenport, IA

I provided IT consultation for hundreds of businesses in eastern Iowa and northwestern Illinois to clients ranging from small office / home office to multi-campus enterprises. I collaborated with several software vendors to troul ...see more

Show 4 more experiences ❯

Education

West High School
HS Diploma, General Education, Technology, Drama, Vocal Music, Band
2000 – 2005
Activities and Societies: Honor Choir, Honor Band, Thespian

Volunteer experience

Production Manager, Finance Committee Member
MAGFest, Inc
Jan 2015 – Jan 2021 • 6 yrs 1 mo
Children

Coming into my fifth season with MAGFest, I'm honored to work with an amazing team to produce 72 hours of non-stop content as a fundraiser for Child's Play, a charity that supports children in hospitals and domestic violence shelters around the world. Throughout the year I coordinate with audio/video vendors for equipment rental, design sets that convert between a broadcast studio and concert venue, build custom broadcast switching and graphics platforms, and work to find creative solutions that meet budget targets. As of 2018, I've also joined the non-profit's "Finance Task Force", helping out as the company asks for additional oversight and assistance as they grow and scale.

Executive Director, Secretary, Founder, Web Administrator
QC Co-Lab
Feb 2009 – Mar 2015 • 6 yrs 2 mos
Science and Technology

As the Executive Director of the QC Co-Lab, I helped organize and network with other leaders in the Iowa STE(A)M movement and shape the future for the first makerspace in the Quad Cities. I'm honored to have founded this organization, and am proud to see it continuing as I have moved on.

Basic information about the QC Co-Lab can be found below:

The QC Co-Lab is a makerspace established in March of 2010 to promote the sciences, technology, engineering, art, and music. The Quad Cities, a five-city metropolitan region

situated on the Mid-east Iowa / Northwest Illinois border, is full of a rich artistic culture complimented with a budding technical sector to compliment large centers of industry. The makerspace is a 4000 square foot facility situated five miles from the mighty Mississippi River containing dedicated project rooms including industrial and electrical workshops, library, a classroom and AV studio.

"Chief Technical Officer"

GameChops

Feb 2016 – Jan 2019 • 3 yrs

Arts and Culture

In addition to being a signed music producer on GameChops, as "Chief Technical Officer" I lead a team of 3 volunteer developers working on technology based initiatives to increase the netlabel's reach. Current initiatives include an interactive chat game for Twitch.tv broadcasters, and a social music platform that video game broadcasters can use to get access to the label's music while also providing attribution to the creators of the music.

Show 2 more experiences